Exhibit 2
                 [Letterhead of Glen Hiner]

                                           December 30, 1996


Dear Shareholder:

          On December 12, 1996, your Board of Directors adopted a new shareholder rights plan. The new rights plan will replace the Company's existing shareholder rights plan adopted in 1986 which expires this year.

         We believe that the new plan protects your interests in the event that the Company is confronted with coercive or unfair takeover tactics in connection with an unsolicited offer to acquire the Company. The plan offers protection from offers that do not treat all stockholders equally, acquisitions in the open market of shares constituting control without offering fair value to all stockholders, and other coercive or unfair takeover tactics that could impair the Board's ability to represent your interests fully.

          Like the rights plan adopted in 1986, the new rights plan is intended to enhance the ability of the Board of Directors to act in the best interests of shareholders in the event of any proposed takeover of the Company. The new rights plan was not adopted in response to any specific efforts to gain control of Owens Corning, and the Board of Directors is not aware of any such effort.

          Under the new plan, one new right will be distributed for each share of Owens Corning common stock outstanding at the close of business on December 30, 1996. The distribution of rights will not result in taxable income to you, will not affect Owens Corning's reported earnings per share and will not change the way you currently trade your shares.

          Enclosed is a detailed summary of the rights being issued in connection with the new rights plan. While the plan is complex, its purpose is straightforward: to serve and protect the interests of the Company's stockholders.

                                   Sincerely yours,